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CONTACT: Michael P. Hawks                               (NYSE -- BMC)
         (612) 851-6030                                 FOR IMMEDIATE RELEASE



                           BMC REPORTS RECORD 1995 EARNINGS

February 15, 1996 -- Minneapolis, MN -- BMC Industries, Inc. today reported fourth quarter 1995 net earnings of $7,828,000 or $.28 per share, up 47% from earnings of $5,339,000 or $.19 per share in the year-earlier period. Fourth quarter total revenues were $65,171,000, an increase of 16% from $56,278,000 a year ago.

For the year ended December 31, 1995, BMC reported record earnings from continuing operations of $24,547,000 or $.87 per share, an increase of 64% from $15,004,000 or $.55 per share in 1994. Total revenues rose 16% in 1995 to $255,355,000 from $219,968,000 in 1994.

The Company's Precision Imaged Products operation contributed significantly to the fourth quarter results. Precision Imaged Products fourth quarter sales were up 34% over the fourth quarter of 1994. This was primarily due to the continuing shift in aperture mask sales to high-margin products. In the fourth quarter, sales of invar, jumbo (30" large) and large (25" to 29") aperture masks increased 134%, 78%, and 44%, respectively, over fourth quarter 1994 sales. For the total year, these sales were up 91%, 49% and 31%, respectively. The profitability of the aperture mask operation increased due to the sales mix shift and improved operating performance. Precision Imaged Products also benefited from Buckbee-Mears St. Paul's record fourth quarter results. Fourth quarter sales of etched parts increased 34% over the prior year, while total year sales of etched parts were up 58%. Buckbee-Mears St. Paul profitability in the fourth quarter was up almost 200% over the fourth quarter of 1994, due primarily to the increased sales, sales mix changes and production efficiencies.

The Company's Optical Products operation also contributed to the record fourth quarter results. Although sales were up only 3%, profitability was up 28%. This increase was achieved despite a provision in the fourth quarter to




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move the Optical Products' cast resin operation in 1996 to a more appropriately sized and lower cost facility. Outsourcing of low-margin commodity cast resin products from the Far East has led to underutilization of the existing cast resin facility. In the fourth quarter, sales of polycarbonate lenses were up 8% over the fourth quarter of 1994 and for the year ended December 31, 1995, were up 40%. The lower fourth quarter increase in polycarbonate sales reflects a general slowdown in the U.S. consumer eyewear market, which is reflective of retail sales in general.
International sales of polycarbonate lenses continued their strong growth, up more than 50% over the fourth quarter of 1994 and now representing over 13% of total polycarbonate sales. The increase in Optical Products profitability in the fourth quarter was driven by increasing gross margin percentage contributions for both polycarbonate and cast resin products. Although overall sales of cast resin products decreased in the fourth quarter, sales of high-margin, specialty products increased.

Capital spending during the twelve months ended December 31, 1995 increased threefold to $39.2 million from the $13.5 million spent during the prior year. Despite the increased capital spending, cash balances increased to $15.9 million at December 31, 1995 from $14.3 million at the end of 1994, and BMC's balance sheet at December 31 remained debt-free.

Paul B. Burke, BMC's chairman and chief executive officer stated "I am proud to report BMC's fourth quarter and total year 1995 record results. In addition to being another record quarter, the fourth quarter also marked the nineteenth consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. These achievements are a tribute to the entire BMC team as every one of our operations contributed meaningfully to our improved 1995 profits."

BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".